SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                           Trident Microsystems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    895919108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Elliot Press, Esq., c/o Rosenman & Colin LLP, 575 Madison Avenue,
                       New York, NY 10022 (212) 940-8800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 4, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 895919108               SCHEDULE 13D                 Page 2 of 7 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Cramer Rosenthal McGlynn, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        804,000 Shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               804,000 Shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      804,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.09%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 895919108               SCHEDULE 13D                 Page 3 of 7 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edward J. Rosenthal
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 895919108               SCHEDULE 13D                 Page 4 of 7 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gerald B. Cramer
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        15,000 Shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               15,000 Shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .11%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 amends the Schedule 13D filed on November 8, 1999 (the "Original Schedule 13D") on behalf of (i) Cramer Rosenthal McGlynn, LLC, a Delaware limited liability Company ("CRM LLC"), (ii) Gerald Cramer, an individual and (iii) Edward J. Rosenthal, an individual, with respect to the Common Stock, $0.001 par value per share of Trident Microsystems, Inc., a corporation organized under the laws of the State of Delaware. Capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction.

            Item 4 is hereby amended and restated as follows:

            The Reporting Persons have acquired the shares of the Company reported herein for investment purposes. The Reporting Persons intend to closely monitor developments at the Company as well as management's approach to maximizing shareholder value. The Reporting Persons may at any time and from time to time, acquire additional shares of Common Stock and/or dispose of shares of Common Stock (in each case, subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. In addition, the Reporting Persons reserve the right to take any further actions which could relate to, or result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of
            Schedule 13D. Any change in the plans or proposals of the Reporting Persons would be reported promptly in accordance with the provisions of the Exchange Act and the rules promulgated thereunder.

Item 5. Interest in Securities of the Issuer.

            (a) Item 5(a) is hereby amended and restated to read as follows:

            The aggregate percentage of the outstanding Common Stock of the Company reported owned by each Reporting Person is based upon 13,205,579 shares of Common Stock of the Company outstanding, as reported in the Company's quarterly report on Form 10-Q for the period ended September 30, 1999.

            As investment manager for various investment partnerships and limited liability companies (the "Advisor Client"), CRM LLC may be deemed to beneficially own the aggregate 804,000 shares of Common Stock held by the Advisory Clients. Such shares represent approximately 6.09% of the outstanding Common Stock of the Company.

            Gerald B. Cramer beneficially owns 15,000 shares of the Company's Common Stock representing approximately .11% of the outstanding

            Common Stock of the Company.

            (b) Item 5(b) is hereby amended and restated to read as follows:

            By virtue of CRM LLC's position as investment manager for the Advisory Clients, CRM LLC may be deemed to possess the sole power to vote and dispose of the shares of Common Stock held by the Advisory Clients. Pursuant to Rule 13d-4 promulgated under the Exchange Act, the filing of this Statement on Schedule 13D shall not be construed as an admission CRM LLC that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Common Stock held by the Advisory Clients. Gerald B. Cramer possesses the sole power to vote and dispose of the shares of Common Stock reported herein as being beneficially Mr Cramer.

            (c)-(e) Items 5(c) through 5(e) are hereby amended as follows

            Set forth immediately below is a description of each transaction in the Company's Common Stock that were effected by CRM LLC for the Advisory Clients within the last 60 days. All such transactions were purchases effected on the open market.

                Number of         Price per
                 Shares             Share                Date
                 ------             -----                ----
                 24,500             $12.75              2/1/00
                 95,000             $14.2204            2/2/00
                  9,500             $14.00              2/3/00
                 22,000             $14.0724            2/4/00
                125,000             $15.53              2/9/00
                130,000             $15.3173           2/10/00
                 13,000             $15.3125           2/11/00

            In addition, on February 1, 2000 Mr. Rosenthal contributed all 3,000 shares of the Company's Common Stock beneficially owned by him to an Advisory Client as a capital contribution to the Advisory Client at a valuation of $12.50 per share.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2000

                                    CRAMER ROSENTHAL MCGLYNN, LLC


                                    By: /s/ Michael Marrone
                                        ----------------------------------------
                                    Name:  Michael Marrone
                                    Title: Director of Operations

                                    /s/ Gerald B. Cramer
                                    --------------------------------------------
                                    Gerald B. Cramer

                                    /s/ Edward J. Rosenthal
                                    --------------------------------------------
                                    Edward J. Rosenthal